FEDERAL DEPOSIT INSURANCE CORPORATION

WASHINGTON, D.C.

In the Matter of	)
)
FIRST MARINER BANK	)	ORDER TO CEASE AND
BALTIMORE, MARYLAND	)	DESIST,
	)	ORDER FOR RESTITUTION,
(INSURED STATE NONMEMBER BANK))		AND TO ORDER TO PAY
)
	)	FDIC-07-285b
	)	FDIC-08358k
)

First.Mariner Bank (“Bank”), Baltimore, Maryland, having been advised of its right to a Notice of Charges and of Hearing detailing the violations of law and regulations alleged to have been committed by the Bank and of its right to a hearing on the alleged charges under section 8(b)(1) of the Federal Deposit Insurance Act (“Act”), 12 U.S.C. § 1818(b)(1), and having waived those rights, entered into a STIPULATION AND CONSENT TO THE ISSUANCE OF AN ORDER TO CEASE AND DESIST, ORDER FOR RESTITUTION, AND ORDER TO PAY (“CONSENT AGREEMENT”) with counsel for the. Federal Deposit Insurance Corporation (“FDIC”), dated March ___, 2009, whereby solely for the purpose of this proceeding and without admitting or denying any violations of law and/or regulations, the Bank, consented to the issuance of an ORDER TO CEASE AND DESIST, ORDER FOR RESTITUTION; AND ORDER TO PAY (“Order') by the FDIC.

The FDIC considered the matter and determined that it has reason to believe that the Bank engaged in a pattern or practice of discrimination in violation of the Equal Credit Opportunity Act (“ECOA”), 15 U.S.C. §§ 1691-1691f, and its implementing regulation, Regulation B of the Board of Governors of the Federal Reserve System (“Regulation B”), 12 C.F.R. Part 202; the Fair Housing Act (“FHA”), 42 U.S.C. § 3601 et seq., and its implementing regulation, the Fair Housing Act Regulations of the Department of Housing and Urban Development (“FHA Regulations”), 24 C.F.R. Part 100; and Section 5 of the Federal Trade Commission Act (“Section 5”), 15 U.S.C. § 45.  The FDIC believes that the Bank engaged in a pattern or practice of discrimination in violation of ECOA and FHA in 2005, 2006, and 2007 when, for certain residential mortgage loans, the Bank charged higher prices to certain Hispanic, Black, and female borrowers, in the form of discretionary interest rate and point “overages,” than those charged to similarly-situated White or male borrowers, as applicable.  In addition, the FDIC believes that the Bank violated Section 5 in 2006 and 2007 in connection with the Bank's disclosures for its payment-option adjustable-rate mortgage loans (“Option ARMs”), which contained misleading information regarding the costs of the loans the borrowers would ultimately receive from the Bank.  The FDIC, therefore, accepts the CONSENT AGREEMENT and issues the following:

ORDER TO CEASE AND DESIST

IT IS HEREBY ORDERED, that the Bank and its institution-affiliated parties, as that term is defined in section 3(u) of the Act, 12 U.S.C. § 1813(u), cease and desist from engaging in any act or practice that discriminates on the bases of race or color, national origin, or sex in violation of ECOA, Regulation B, FHA, and FHA Regulations.  This prohibition includes, but is not limited to:

(a) Operating with policies and practices that violate ECOA and FHA;

(b) Failing to adequately monitor residential mortgage loan officers to detect any act or practice that discriminates against an applicant on the basis of race or color, national origin, or sex regarding any aspect of a credit transaction in violation of ECOA and FHA, including identifying any pricing disparities in loans based on prohibited bases under ECOA and FHA.; and

(c) Operating without effective fair lending compliance policies and procedures in place that ensure the Bank's officers, directors, and employees comply with ECOA and FHA.

IT IS FURTHER ORDERED, that the Bank and its institution-affiliated parties cease and desist from providing deceptive disclosures to applicants in violation of Section 5.  This prohibition includes, but is not limited to:

(a) Providing loan applications or disclosures to mortgage loan applicants that materially understate interest rates, future payment increases, or quote a temporary initial discounted interest rate or optional minimum payment rate (hereinafter, “teaser rate”) as the accrual interest rate, when in fact such rate would potentially or definitely result in negative amortization; and

(b) Providing loan applications or disclosures to mortgage loan applicants that cite a monthly payment amount as a “principal and interest” payment when, in fact, such payment is based on a teaser rate or would not amortize the loan.

IT IS FURTHER ORDERED, that the Bank and its institution-affiliated parties take affirmative action as follows:

CORRECTIVE ACTION

Fair Lending

1. Within 90 days from the effective date of this Order, the Bank shall develop and submit to the Regional Director for non-objection a formal written policy that requires the Bank to monitor residential mortgage loan pricing, fees, and overages in a way that will detect unusual differences, disparities, or patterns and require appropriate corrective action when detected. The Bank's monitoring program shall include, at a minimum, the following:

(a) Development and implementation of a comprehensive system to perform detailed, quarterly fair lending monitoring analyses to ensure that residential mortgage loans are priced in a manner that does not violate ECOA or FHA;

(b) Development and implementation of a comprehensive system to maintain written records of all Bank offices, divisions, and residential mortgage loan officers with statistically significant loan pricing disparities based on prohibited bases under ECOA and FHA;

(c) The requirement that appropriate measures be taken to ensure that residential mortgage loan officers discovered to have statistically significant pricing disparities based on prohibited bases under ECOA and FHA for any quarter receive counseling and training, where appropriate, and such measures shall be documented by the Bank; and

(d) The requirement that the Bank utilize, or continue to utilize, an independent third-party firm to conduct fair lending analyses of the Bank, and that supervisory bank loan officers periodically review any reports issued to the Bank by any such independent third-party firms regarding loan overages of the residential mortgage loan officers they supervise.

2. Within 90 days from the effective date of this Order, the Bank shall develop and submit to the Regional Director for non-objection a formal written policy that requires the Bank to ensure the accuracy and completeness of the data and other information that the Bank collects regarding mortgage loan applicants, loan originator compensation, and mortgage loan pricing (“data integrity”).  The written policy shall require the Bank to establish, implement, and continuously operate and maintain, a comprehensive data integrity program designed to ensure compliance with the data integrity policy, which program shall ensure that any data integrity problems are promptly and thoroughly corrected.  The Bank shall also retain an independent third-party firm, subject to non-objection by the Regional Director, that is qualified to evaluate data integrity to conduct an independent review of the Bank's data integrity policy and program and provide comments to the Bank and The Regional. Director.  The Bank's internal audit personnel shall periodically, but not less than quarterly, validate the Bank's data and report its findings to the Bank and the. Regional Director.

3. Within 90 days from the effective date of this Order, the Bank shall conduct or sponsor, in conjunction with an established local or national non-profit organization, a series of financial literacy courses, which shall occur not less than quarterly for a period of two years from the effective date of this Order, in both English and Spanish; in areas in which the. Bank engaged in mortgage lending, covering topics including, but not limited to, consumer financial products, budget creation and management, and consumer rights under ECOA and FHA.

Section 5.

4. Option. ARM Prohibition: Prior to the issuance of this Order, the Bank ceased originating, brokering, or offering Option ARMs.  Henceforth and while this Order remains in force, the Bank shall not originate, broker, or offer Option ARMs until the Bank has properly established policies and procedures consistent with the requirements of this Order.

COMPLIANCE POLICIES AND TRAINING

IT IS FURTHER ORDERED, that the Bank and its institution-affiliated parties take affirmative actions as follows:

5. Within 30 days after the Bank receives the Regional Director's non-objection to the loan monitoring policy required by Paragraph 1 of this Order, the Bank shall develop and submit to the Regional Director for non-objection an executive training program, which requires the Bank to provide training to all executive officers, management, and the Bank's Board of Directors (“Board”) that encompasses the Bank's fair lending obligations under the ECOA, FHA, the effect of an ECOA/FHA violation on CRA ratings, the loan monitoring policy required by Paragraph 1 of this Order, the Bank's obligations under Section 5, and how to review and utilize the findings of a fair lending analysis conducted by any independent third-party firm engaged by the Bank.

6. The Bank, prior to the effective date of this Order, has commenced the provision of counseling to all loan officers to ensure that applicants are treated equally regardless of race, ethnicity, or any other prohibited basis.  The Bank shall continue to provide such counseling and, within 30 days after the Bank receives the Regional Director's non-objection to the loan monitoring policy required by Paragraph 1 of this Order, shall develop and submit to the Regional Director for non-objection an employee training program that includes, at a minimum:

(a) Periodic and updated fair lending training to all loan officers and employees involved in the pricing of loans to ensure that their lending activities are conducted in a nondiscriminatory manner, and in compliance with ECOA, FHA, and their implementing regulations, including coverage of the loan monitoring policy required by Paragraph I of this Order.

(b) Periodic and updated training to all loan officers and employees involved in the disclosure or advertisement of loans to ensure that their verbal and written communications, advertisements, and disclosures are made in compliance with Section 5 and the guidance set forth in the Interagency Guidance on Nontraditional Mortgage Product Risks (FIL-89-2006, issued October 5, 2006).

7. The Bank, prior to the effective date of this Order, has commenced internal reviews of all residential mortgage loan product disclosures to ensure their accuracy and compliance with Section 5.  The Bank shall continue to perform such reviews and, within 90 days from the effective date of this Order, shall develop and submit to the Regional Director for non-objection a formal written policy governing communications with consumers to ensure that the borrowers are provided with sufficient information to enable them to understand all material terms, costs, and risks of loan products at a time that will help the consumer select products and choose among payment options, and to ensure that such information is provided in compliance with Section 5, as well as the guidance set forth in the Interagency Guidance on Nontraditional Mortgage Product Risks (FIL-89-2006, issued October 5, 2006) for nontraditional mortgage products covered by such guidance (“Policy on Consumer Communications”).  The Policy on Consumer Communications shall, at a minimum, include the following:

(a) Provisions that require that all communications with consumers, including advertisements, oral statements, and promotional materials, provide clear and balanced information about the relative benefits and risks of the products, and that such communications shall be provided in a timely manner to assist consumers in the product selection process, not just upon submission of an application or at the consummation of the loan.

(b) Provisions that require that all loan disclosures intentionally directed by the Bank towards an applicant or applicants who the Bank knows or has reason to believe have a limited ability to communicate in the English language be provided in the language of such applicant or applicants, and that all verbal communications directed to such an applicant or applicants be monitored by the Bank's supervisory loan officers for compliance with Section 5.

(c) Provisions that require that all of the Bank's mortgage product descriptions provide clear, detailed information about all of the costs, terms, features, and risks of the loan to the applicant, including, but not limited to, the following:

(i) Potential payment increases, including how the new payment will be calculated when the teaser rate expires;

(ii) The possibility of any negative amortization of the loan;

(iii) The existence of any prepayment penalty, how it will be calculated, and when it may be imposed;

(iv) The existence of any balloon payment;

(v) Whether there is a pricing premium attached to a reduced documentation or stated income program; and

(vi) Whether the borrower will be required to make payments for real estate taxes and insurance in addition to the loan payment, if not escrowed, and the fact that tax and insurance costs can be substantial.

8. Operating Plan: The Bank, prior to the effective date of this Order, has commenced (i) the submission of ten percent (10%) of the Bank's residential mortgage loan production to quality control review and (ii) the provision of quarterly reports to the Bank's Audit Committee by the Bank's Internal Audit, Compliance, and Quality Control departments. The Bank shall continue to perform such actions and, within 90 days of the effective date of this Order, shall develop and submit to the Regional Director for non-objection specific operating policies and procedures with respect to its internal audit and compliance management systems (“Operating Plan”) addressing the following areas:

(a) Internal Audit System: The Bank shall maintain an effective Internal Audit System, which shall, at a minimum, include policies, procedures and processes that ensure:

(i) Adequate monitoring of the Bank's residential mortgage lending activities and data integrity, through a comprehensive internal audit function;

(ii) An audit staff comprised of a sufficient number of qualified persons;

(iii) The independence and objectivity of the internal auditor, the audit staff, and the Bank's Audit Committee;

(iv) Adequate testing and review of the Bank's residential mortgage lending activities such that the scope and testing are adequate to (A) detect substantive deficiencies in the operation of the Bank's residential mortgage lending activities; and (B) determine the level of compliance of the Bank and/or any area or division of the Bank offering residential mortgage loan products and/or engaging in residential mortgage lending activities with all applicable federal consumer protection laws, including ECOA, FHA, and Section 5, and all implementing rules and regulations, regulatory guidance, and statements of policy as well as all applicable policies and procedures of the Bank;

(v) Adequate documentation of tests and findings of any corrective actions;

(vi) Verification and review of management actions to address material weaknesses;

 (vii) Tracking of deficiencies and exceptions noted in audit reports with periodic, but not less than quarterly, status reports to the Board with each deficiency and material exception identified, the source of the deficiency or exception and date noted, responsibility for correction assigned, and the date corrective action was taken in the report;

(viii) Review of the effectiveness of the Bank's Internal Audit Systems and/or the Internal Audit Systems of any other area or division of the Bank offering residential mortgage loan products or engaging in residential mortgage lending activities by the Bank's Audit. Committee or Board; and

(ix) An annual audit schedule for the Bank and/or any other area or division of the Bank offering residential mortgage loan products or engaging in residential mortgage lending activities approved by the Board with any planned changes to or deviations from the approved audit schedule, its scope, or content requiring the prior written approval of the Board or its Audit Committee appropriately reflected in the minutes of the meeting wherein the change or deviation was approved.

(b) Compliance Management System (CMS): The Bank shall maintain an effective CMS, which shall, at a minimum, include policies, procedures and processes that ensure that all residential mortgage loan products and residential mortgage lending activities comply with all applicable federal consumer protection laws, including ECOA, FHA, Section 5, and all implementing rules and regulations, regulatory guidance, including the guidance set forth in the Interagency Guidance on Nontraditional Mortgage Product Risks (FIL-89-2006, issued October 5, 2006), and statements of policy, and provide for:

(i) Bank review of periodic, but not less than quarterly, quality assurance reports;

(ii) Bank review and monitoring, periodically, but not less than quarterly, of the Bank's data integrity and effectiveness of the Bank's data integrity program;

(iii) Mandatory regular compliance reviews by the Bank, including all policies and procedures, and internal compliance audits; and

(iv) The designation of an appropriate officer or director to oversee the CMS, as well as an appropriate number of compliance personnel with sufficient experience in, and knowledge of, consumer compliance laws and regulations to administer the CMS.

MONITORING COMPLIANCE WITH THIS ORDER

IT IS FURTHER ORDERED, that. the Bank and its institution-affiliated parties take affirmative actions as follows:

9. Within 30 days from the effective date of this Order, the Bank shall task its Community Action Committee (“CAC”) to monitor compliance with this Order.  The CAC shall keep minutes of its meetings and have them available for inspection upon request by the FDIC.

10. Within 90 days from the effective date of this Order, and every 180 days thereafter during the life of this Order, the CAC shall submit to the Board for consideration at its regular monthly meeting, a written report detailing the Bank's compliance with this Order.  The CAC's compliance report shall be incorporated into the minutes of the corresponding Board meeting.  Nothing herein contained shall diminish the responsibility of the entire Board to ensure compliance with the provisions of this Order.

11. Within 30 days of the end of the first calendar quarter following the effective date of this Order, and within 30 days of the end of each calendar quarter thereafter, the Bank shall furnish written progress reports to the Regional Director (“Quarterly Report”).  Each Quarterly Report shall provide a complete account of the Bank's actions to comply with each requirement of this Order during the previous quarter, an objective assessment of the extent to which each quantifiable obligation was met, an explanation of why any particular component fell short of meeting its goal for that quarter, and any recommendations for additional actions to achieve the goals of this Order.  The bank shall attach to each Quarterly Report representative copies of training material disseminated during the previous quarter pursuant to this Order.

12. The Quarterly Reports may be discontinued only following termination of this Order or when the. Regional Director has otherwise released the Bank in writing from making further reports.

13. For the duration of this Order, the Bank shall retain all records relating to its obligations hereunder, including its lending and training activities and other compliance, activities as set forth herein.  The FDIC shall have the right to review and copy such records upon request.

14. The Bank shall continue to retain during the duration of this Order all documentation (both electronic and hard copy) relating to all applications for residential mortgage loans, whether originated or non-originated.  Non-originated applications include those designated as “denied,” “withdrawn,” “approved, not accepted,” and “incomplete.”  This requirement includes all applications for all residential mortgage loans.

MISCELLANEOUS

15. Whenever a provision of this Order shall require the Bank to submit a proposed plan, policy, program, procedure or system; or an enhancement, revision or addition to a plan, policy, program, procedure, system; or other matter to the Regional Director for review, comment and/or non-objection, the Bank shall make such submission to the Regional Director at 20 Exchange Place, New York, New York 10005.

16. The Regional Director shall provide comments to the Bank within 30 days of receipt of the proposed plan, policy, program, procedure or system; or enhancement, revision or addition to the plan, policy, program, procedure or system; or other matter submitted for her review, comment and/or non-objection in writing.

17. Within 30 days of receipt of comments from the Regional Director, the Bank shall make such modifications as may be necessary to address the Regional Director's comments.  If the Bank fails to make such modifications, or otherwise fails to address the Regional Director's comments within such 30-day period, the Bank shall provide to the Regional Director a comprehensive written explanation of its rationale.  Within 30 days of receipt of the Bank's response, the Regional Director shall either (1) provide in writing a non-objection to the revisions proposed by-the Bank; or (ii) provide comments as to the rationale for rejecting the proposed revisions, or such revisions which remain objectionable; and shall direct the Bank to implement the plan, policy, program, procedure, system, revision, or enhancement as finally approved.

18. The. Bank's actions shall be appropriately recorded in the Board meeting minutes. Thereafter, the Bank and its directors, officers and employees shall fully implement and follow the plan, policy, program, procedure or system, or other matter as adopted and shall ensure full and complete compliance with these plans, policies, programs, procedures or other matters.

ORDER TO PAY RESTITUTION

19. Within 5 days of the effective date of this Order, the Bank shall deposit in an interest-bearing escrow account the total sum of nine hundred fifty thousand dollars  ($950,000.00) for the purpose of paying the restitution required by this Order (“Restitution Fund”).  The total amount of restitution to be made by the Bank pursuant to this Order shall not exceed nine hundred fifty thousand dollars ($950,000.00), plus the interest that has accrued on the Restitution Fund.

20. Within 30 days from the effective date of this Order, which period may be extended by the Regional Director, the Bank shall make restitution, in the form of reimbursement, in amounts specified to borrowers to be identified and alleged by the FDIC as having been charged higher overages in violation of ECOA and FHA on loans made by the Bank in 2005, 2006 and 2007.  Restitution amounts specified for particular borrowers shall have been reduced by any amounts already paid voluntarily by the Bank to such borrowers.  The restitution shall be made to a particular borrower upon execution of a valid release by the borrower.  The Bank shall maintain copies of each restitution check for review by the FDIC at its next examination of the Bank.

21. Within 30 days from the effective date of this Order, which period may be extended by the Regional Director, the Bank shall make restitution in the form of reimbursement in amounts specified by the FDIC to borrowers identified and alleged by the FDIC to have been provided deceptive disclosures in violation of. Section 5. FDIC has identified six (6) borrowers among the foregoing whose relief shall, at the election of the borrower, consist of either cash reimbursement in an amount specified by the FDIC, or an offer by the Bank to refinance the loan into a new affordable loan with terms approved by the Regional Director.  If in the judgment of the Regional Director a particular borrower does not meet minimum underwriting standards or cannot verify income, then that borrower's relief shall be limited to the cash reimbursement.

(a) The Bank's letter to the borrowers setting forth this choice shall be in a form approved by the Regional Director. Any such refinance will be at no cost to the borrower.  In the event that the borrower elects to refinance, the cash reimbursement that would have been paid to the borrower shall be applied toward any out-of-pocket costs to unaffiliated third parties incurred by the Bank in connection with such refinance and against the borrower's principal balance on the refinanced loan.

(b) The restitution described by this paragraph shall be made to a particular borrower upon execution of a valid release by the borrower.  The Bank shall maintain copies of each restitution check or loan documents provided in connection with this paragraph for review by the FDIC at its next examination of the Bank.

ORDER TO PAY

IT IS FURTHER ORDERED THAT, by reason of the alleged violations of law and/or regulations, and after taking into account the CONSENT AGREEMENT, the appropriateness of the penalty with respect to the financial resources and good faith of the Bank, the gravity of the conduct by the Bank, the history of previous conduct by Bank, and such other matters as justice may require, pursuant to section 8(i)(2) of the Act, 12 U.S.C. § 1818(i)(2), a civil money penalty of fifty thousand dollars ($50,000) is assessed against the Bank.  The Bank shall pay the civil money penalty to the Treasury of the United States.  The Bank shall pay such civil money penalty itself, and is prohibited from seeking or accepting indemnification for such payment from any third party.

SAVINGS CLAUSE

The provisions of this Order shall not bar, estop or otherwise prevent the FDIC or any other Federal or State agency or department from taking any other action or seeking further remedies against the Bank or any of the Bank's current or former institution-affiliated parties or agents for violations of any laws, engaging in unsafe or unsound banking practices, or unfair or deceptive practices.  The provisions of this Order apply to the Bank's successors and assigns.

EFFECTIVE DATE

This Order shall become effective upon its issuance by the FDIC.  The provisions of this Order shall remain effective and enforceable except to the extent that, and until such time as, any provisions of this Order shall have been modified, terminated, suspended, or set aside by the FDIC.

Pursuant to delegated authority.

Dated at Washington, DC this 22nd day of April, 2009.

Sandra L. Thompson
Director
Division of Supervision and Consumer Protection